                                UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C.  20549

                                SCHEDULE 13D
                               (RULE 13d-101)

     INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-1(a)
              AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)

                           (AMENDMENT NO.   1  )1
                                          -----


                       MENDOCINO BREWING COMPANY, INC.
        -------------------------------------------------------------
                              (Name of Issuer)

                                Common Stock
             ---------------------------------------------------
                       (Title of Class of Securities)

                                 586579 10 4
                  -----------------------------------------
                               (CUSIP Number)

                            Alan Talkington, Esq.
                     Orrick, Herrington & Sutcliffe LLP
                             400 Sansome Street
                           San Francisco, CA 94111
                               (415) 773-5762

          (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED
                   TO RECEIVE NOTICES  AND COMMUNICATIONS)

                              November 15, 1997
        ------------------------------------------------------------
           (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box
[_].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

                       (Continued on following pages)
                             (PAGE 1 OF 5 PAGES)



---------------------------
/1/ The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

-----------------------                                  ---------------------
  CUSIP NO. 586579 10 4                 13D                PAGE 2 OF 5 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1
      United Breweries of America, Inc.
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2                                                              (a) [_]
                                                                (b) [X]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      SOURCE OF FUNDS
 4
      OO, AF

------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
 5    REQUIRED PURSUANT TO ITEM 2(d) or 2(e)

                                                                        [_]
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Delaware

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            2,119,647*

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          0
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             2,119,647*

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          0
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 11
      2,119,647*

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12

                                                                        [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
13
      44.5%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON
14
      CO

------------------------------------------------------------------------------

--------------------------
* Includes 305,882 shares issuable to the Reporting Person pursuant to the Investment Agreement. See Item 4.

-----------------------                                  ---------------------
  CUSIP NO. 586579 10 4                 13D                PAGE 3 OF 5 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1
      Vijay Mallya
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      SOURCE OF FUNDS
 4
      OO, AF

------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
 5    REQUIRED PURSUANT TO ITEM 2(d) or 2(e)

                                                                        [_]
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      India

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            2,119,647*

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          0
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             2,119,647*

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          0
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 11
      2,119,647*

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12

                                                                        [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
13
      44.5%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON
14
      IN

------------------------------------------------------------------------------

--------------------------
* Includes 305,882 shares issuable to the Reporting Person pursuant to the Investment Agreement. See Item 4.

        United Breweries of America, Inc., a Delaware corporation (the "Reporting Person") and Vijay Mallya ("Mallya"), hereby amend the single joint statement on Schedule 13D (the "Schedule 13D"), filed with the Securities and Exchange Commission, with respect to the shares of Common Stock, no par value (the "Common Stock"), of Mendocino Brewing Company, Inc., a California corporation (the "Issuer"), as follows:

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION
        -------------------------------------------------

        The last sentence of the first paragraph of Item 3 is hereby amended to read as follows:

        In addition, pursuant to the Investment Agreement, the Issuer issued 211,765 shares of Common Stock to the Reporting Person in exchange for $900,000 as of November 15, 1997 and agreed to issue an additional 305,882 shares of Common Stock to the Reporting Person on November 30, 1997 in exchange for $1,300,000.

        The last sentence of the last paragraph of Item 3 is hereby amended to read as follows:

        As of November 15, 1997, the Reporting Person paid the Issuer $900,000 in exchange for 211,765 shares of Common Stock, which amount was provided by the Reporting Person from capital contributions it received from its affiliates. The Reporting Person currently anticipates that the funds that will be used to acquire the shares of Common Stock on November 30, 1997 as described above will be provided by the Reporting Person from additional capital contributions it receives from its affiliates.


ITEM 4. PURPOSE OF TRANSACTION
        ----------------------

        The second paragraph of Item 4, captioned "Purchase of Shares" is hereby amended in its entirety to read as follows:

              Purchase of Shares. As set forth in the Investment Agreement and
              ------------------
        as described in Item 3, the Issuer has agreed to issue 305,882 shares of Common Stock on November 30, 1997, in exchange for the delivery of a check in the amount of $1,300,000 by the Reporting Person.


ITEM 5. INTERESTS IN SECURITIES OF ISSUER
        ---------------------------------

        The first paragraph of subsection (a) of Item 5 is hereby amended in its entirety to read as follows:

              (a) As of November 17, 1997, the reporting Person is the
                  beneficial owner of 2,119,647 shares of Common Stock of the Issuer, constituting approximately 44.5% of the shares of Common Stock outstanding. This number includes 305,882 shares of Issuer's Common Stock issuable to the Reporting Person on November 30, 1997 as more fully described in Items 3 and 4.

          After reasonable inquiry and to the best of the undersigned's knowledge and belief, the udnersigned hereby certify that the information set forth in this statement is true, complete and correct.

Date:  November 21, 1997


                                UNITED BREWERIES OF AMERICA, INC.

                                By:   /s/ VIJAY MALLYA
                                   ---------------------------------
                                   Name:   Vijay Mallya
                                   Title:  Chairman and Chief Executive Officer



                                VIJAY MALLYA

                                By:   /s/ VIJAY MALLYA
                                   ---------------------------------
                                   Vijay Mallya